Securities and Exchange Commission Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101)

information to be included in statements filed pursuant to §240.13d-1(a) and amendments thereto filed pursuant to §240.13d -2(a) (Amendment No. 1)

Viropro, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928242205

(CUSIP Number)

Copy to:

Ernest M. Stern, Esq.

Akerman LLP

750 Ninth Street, N.W., Suite 750

Washington, D.C. 20001

(202) 824-1705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 928242205	Page 2 of 5

1.	names of reporting persons THG Capital Sdn Bhd
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	sec use only
4.	source of funds (See Instructions) OO
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 183,844,211[1]
	8.	shared voting power
	9.	sole dispositive power 183,844,211[1]
	10.	shared dispositive power
11.	aggregate amount beneficially owned by each reporting person 183,844,211[1]
12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☒ [2]
13.	percent of class represented by amount in row (11) 15.7%
14.	type of reporting person (See Instructions) CO

1 See Item 4 of this Statement on Schedule 13D. As more fully described in Item 4 of this Statement on Schedule 13D, THG Capital Sdn Bhd and Spring Hill Bioventures Sdn Bhd and certain other beneficial owners of the shares of common stock that support their efforts to change management and the composition of the Board of Directors of the Issuer may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934 (the “Act”). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by THG Capital Sdn Bhd that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of common stock held by any other person for purposes of Section 12(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclosed..

2 See Item 5 of this Statement on Schedule 13D.

CUSIP No.: 928242205	Page 3 of 5

1.	names of reporting persons Spring Hill Bioventures Sdn Bhd
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	sec use only
4.	source of funds (See Instructions) OO
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 340,097,124[3]
	8.	shared voting power
	9.	sole dispositive power 340,097,124[3]
	10.	shared dispositive power
11.	aggregate amount beneficially owned by each reporting person 340,097,124[3]
12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☒
13.	percent of class represented by amount in row (11) 29%
14.	type of reporting person (See Instructions) CO

3 See Item 4 of this Statement on Schedule 13D. As more fully described in Item 4 of this Statement on Schedule 13D, Spring Hill Bioventures Sdn Bhd and THG Capital Sdn Bhd and certain other beneficial owners of the shares of common stock that support their efforts to change management and the composition of the Board of Directors of the Issuer may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934 (the “Act”). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Spring Hill Bioventures Sdn Bhd that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of common stock held by any other person for purposes of Section 12(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclosed..

4 See Item 5 of this Statement on Schedule 13D.

CUSIP No.: 928242205	Page 4 of 5

Schedule 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D, relating to the shares of common stock, par value $0.001 per share (the “Shares”), issued by Viropro, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2012, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes. In light of concerns that the Reporting Persons have had with the management of the Issuer by Cynthia Tsai, the deadlocked Board of Directors and the role that both Cynthia Tsai who is Chairman of the Board of Directors and Richard Serbin who she appointed to the Board of Directors in December 2012 have played in what the Reporting Persons believe has been destructive to the value of the assets and share price of the Issuer, the Reporting Persons plan to seek a change in the Board of Directors and management by nominating a slate of directors at an annual meeting of shareholders comprised of a new member to replace Cynthia Tsai and keep both current directors, Michelle Peake and Kenneth Sorensen, and to have the vacancy from removal of Richard Serbin filled by a new CEO who will be identified once the new Board of Directors is elected by a majority of the shareholders. The Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)–(c) and (e)-(j) of Item 4 of Schedule 13D.  The Reporting Persons, however, intend to review their investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer’s governing documents, revisions to the Issuer’s capitalization or dividend policy, extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the Board of Directors or management of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The 183,844,211 shares of Common Stock beneficially owned by THG and the 340,097,124 shares of Common Stock beneficially owned by Spring Hill represent, in the aggregate, 44.7% of the Common Stock outstanding. The percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 1,170,896,364 shares of Common Stock outstanding as of October 18, 2013, as set forth in Shareholder Listing dated October 18, 2013 sent by Jersey Transfer & Trust, the transfer agent for the Company.

(b) THG has the sole power to vote and to direct the disposition of its 183,844,211 shares of Common Stock and Spring Hill has the sole power to vote and to direct the disposition of its 340,097,124 shares of Common Stock.

(c) None of the Reporting Persons nor, to their knowledge, any person listed on Annex A or named in Item 5(a), has effected any transaction in the Common Stock during the past 60 days.

(d) The Reporting Person knows of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

(e) Not applicable.

CUSIP No.: 928242205	Page 5 of 5

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2014	THG Capital Sdn Bhd

	By:	/s/ Yau Kim Yung
Name: Yau Kim Yung
Title

Dated: February 25, 2014	Spring Hill Bioventures Sdn Bhd

	By:	/s/ YM Dr. Raja Lope bin Raja Shahrome
Name: YM Dr Raja Lope bin Raja Shahrome
Title: Chairman